# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Quality Municipal Income Trust, CIK 0000885125
CUSIP: 46133G800
Title of class of securities: Variable Rate Muni Term Preferred Shares, Series 2020/2023-IQI
Address of issuer's principal executive offices: 1555 Peachtree Street, Atlanta, Georgia (2Q), 30309
Date of event which requires filing of this statement: 05/29/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000835271

## Reporting persons
- JPMorgan Chase Bank, National Association: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,521; sole dispositive power 1,521; shared dispositive power 0; aggregate amount beneficially owned 1,521 (100% of the class)

## Item 1. Issuer
Name of issuer: Invesco Quality Municipal Income Trust
Address of issuer's principal executive offices: 1555 Peachtree Street, Atlanta, GA 30309

## Item 2. Person Filing
Name of person filing: JPMorgan Chase Bank, National Association ("JPM")
Address of principal business office or, if none, residence: 1111 Polaris Parkway, Columbus, OH 43240
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 1,521
Percent of class:
100.00%*
* Represents percentage ownership of VMTP Shares as a percentage of all preferred shares outstanding and is calculated based on information suppled by the issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
1,521**
** On October 8, 2020 JPM assigned certain preferred class voting rights on the Variable Rate Muni Term Preferred Shares, Series 2020/2023-IQI ("VMTP Shares") to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated October 8, 2020 among JPM, Lord Securities Corporation, as trustee (the "Voting Trustee") and Institutional Shareholder Services Inc. (the "Voting Consultant"). Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by JPM. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.
Sole power to dispose or to direct the disposition: 1,521
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMorgan Chase Bank, National Association: /s/ Sean Saroya, Sean Saroya, Authorized Signatory (06/02/2025)